SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25/A

                           NOTIFICATION OF LATE FILING

                          Commission File No. 000-32341

                 Form 10-KSB for Period Ended: December 31, 2002

PART - I - Registrant Information

                                  QUIXIT, INC.
                      ------------------------------------
             (Exact name of registrant as specified in its charter)

                               CIK No. 0001103640

                       7609 Ralston Road, Arvada, CO 80002
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               (Address of principal executive offices) (Zip Code)

PART II - Rules 12-b25 (b) and (c)

     This amendment is filed to amend the NT 10K. The Registrant filed its 10KSB for year ended December 31, 2002 on January 31, 2003. The NT 10K was filed in error by a third party. No extension is needed.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification:

                M.A. Littman     (303) 422-8127

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  Yes

         (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be effected by the earnings statements to be included in the subject report or portion thereof?

                  No

     Quixit, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Dated: March 28, 2003             QUIXIT, INC.


                                           /s/ Yang Hengming
                                           -------------------------------------
                                           Yang Hengming, President & CFO